

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE TO PRESENT AT CANTECH INVESTMENT CONFERENCE

WINNIPEG, CANADA – (January 21, 2016) Medicure Inc. ("**Medicure**" or the "**Company**") (TSXV:MPH, OTC:MCUJF), a specialty pharmaceutical company, today announced that it will present at the 2016 Cantech Investment Conference on January 26th in Toronto.

Now entering its third year, The Cantech Investment Conference is where Canada's next great technology companies meet the investment community. The conference, brought to you by Cantech Letter and Cambridge House International, attracts public market investors, VCs, and angel investors for a one-day exhibit and presentation.

The conference will take place on January 26, 2016 from 8:00am to 6:00pm at the Metro Toronto Convention Centre. Medicure's President and Chief Operating Officer, Mr. Dawson Reimer, will present on the TSX Stage at 1:45pm.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market. The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

For more information, please contact:

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts